UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities and Exchange Act of 1934
(Amendment No. 9)
HILAND PARTNERS, LP
(Name of Issuer)
HILAND PARTNERS, LP
HILAND PARTNERS GP, LLC
HILAND HOLDINGS GP, LP
HILAND PARTNERS GP HOLDINGS, LLC
HLND MERGERCO, LLC
HH GP HOLDING, LLC
HAROLD HAMM DST TRUST
HAROLD HAMM HJ TRUST
HAROLD HAMM
JOSEPH L. GRIFFIN
MATTHEW S. HARRISON
BERT MACKIE
(Names of Person(s) Filing Statement)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS OF HILAND PARTNERS, LP
(Title of Class of Securities)
431291103
(CUSIP Number of Class of Securities)
Matthew S. Harrison
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Telephone: (580) 242-6040
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Douglas E. McWilliams	Joshua Davidson
Vinson & Elkins LLP	Paul F. Perea
1001 Fannin Street, Suite 2500	Baker Botts L.L.P.
Houston, Texas 77002	910 Louisiana Street
Telephone: (713) 758-2222	Houston, Texas 77002
Telephone: (713) 229-1234
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☑.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$39,874,030	$2,225

*	As of November 5, 2009, there were (i) 3,979,403 common units of Hiland Partners, LP outstanding that were owned by unitholders other than Hiland Holdings GP, LP and (ii) 8,000 restricted common units of Hiland Partners, LP outstanding that were owned by non-employee directors of the general partner of Hiland Partners, LP, which restricted common units will become fully vested as common units immediately prior to the closing of the merger.

Total consideration of $39,874,030 was determined based upon the product of (i) 3,987,403, the aggregate number of common units proposed to be converted into the right to receive merger consideration and (ii) the merger consideration per common unit of $10.00.
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.00005580 by the total consideration.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$2,861
Filing Party:	Hiland Partners, LP and Hiland Holdings GP, LP
Form or registration No.:	Schedule 14A
Date Filed:	July 1, 2009

INTRODUCTION
     This Amendment No. 9 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3, together with exhibits hereto (this “Schedule 13E-3”), is being filed by Hiland Partners, LP, a Delaware limited partnership (“Hiland Partners”), Hiland Partners GP, LLC, a Delaware limited liability company and the general partner of Hiland Partners (“Hiland GP”), Hiland Holdings GP, LP, a Delaware limited partnership (“Hiland Holdings” and together with Hiland Partners, the “Hiland Companies”), Hiland Partners GP Holdings, LLC, a Delaware limited liability company and the general partner of Hiland Holdings (“Holdings GP ”), HH GP Holding, LLC, an Oklahoma limited liability company and affiliate of Harold Hamm (“Parent”), HLND MergerCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“HLND Merger Sub”), the Harold Hamm DST Trust, the Harold Hamm HJ Trust, Harold Hamm, Chairman of the Hiland Companies, Joseph L. Griffin, Chief Executive Officer and President of the Hiland Companies, Matthew S. Harrison, Chief Financial Officer and Vice President—Finance and Secretary of the Hiland Companies, and Bert Mackie, trustee of the Hamm family trusts, in connection with the Agreement and Plan of Merger, dated June 1, 2009, among Hiland Partners, Hiland GP, Parent and HLND Merger Sub, as amended on October 26, 2009 and November 3, 2009 (the “Hiland Partners merger agreement,” and the transactions set forth therein, the “Hiland Partners merger”).
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.
     All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement other than information concerning Parent and its affiliates (other than Hiland GP, Hiland Partners, Holdings GP and Hiland Holdings) has been supplied by Hiland Partners and Hiland Holdings. All information in, or incorporated by reference in, this Schedule 13E-3 by reference to the Proxy Statement is hereby incorporated by reference to the extent related to, in each case, Hiland Partners, the Hiland Partners merger agreement and the Hiland Partners merger.

Item 15. Additional Information
Regulation M-A Item 1011
     Item 15(b) is hereby amended and supplemented as follows:
     At a special meeting held on December 4, 2009, the unitholders of Hiland Partners voted to approve the Hiland Partners merger agreement and the Hiland Partners merger.
     On December 4, 2009, Hiland Partners filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Hiland Partners was merged with and into HLND Merger Sub, with Hiland Partners continuing as the surviving limited partnership. As a result of the Hiland Partners merger, Hiland Partners is now owned by Parent, the Harold Hamm DST Trust, the Harold Hamm HJ Trust and Hiland Holdings (and, to the extent that they hold restricted common units, officers and employees of Hiland Partners).
     The Hiland Partners merger became effective on December 4, 2009, at which time (i) each outstanding common unit of Hiland Partners (other than units held by Hiland Holdings and, to the extent that they hold restricted common units, officers and employees of Hiland Partners) was automatically converted into the right to receive $10.00 in cash (the “Hiland Partners merger consideration”), without interest, upon surrender and acceptance of the certificate for such unit to the Hiland Partners paying agent, (ii) restricted common units issued pursuant to the Hiland Partners, LP Long-Term Incentive Plan and held by non-employee members of the Board of Directors of the general partner of Hiland Partners, which vested immediately prior to the effective time, were automatically converted into the right to receive the Hiland Partners merger consideration, (iii) other outstanding restricted common units, phantom units and unit option awards issued pursuant to the Hiland Partners, LP Long-Term Incentive Plan remained outstanding in accordance with their respective terms as equity awards of the surviving limited partnership in the Hiland Partners merger and (iv) the separate existence of HLND Merger Sub ceased.
     As a result of the Hiland Partners merger, the registration of the Hiland Partners common units under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission, and the Hiland Partners common units will no longer be listed on any quotation system or exchange, including the NASDAQ Global Select Market.
Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

*(a)(1)	Definitive Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Definitive Proxy Statement filed with the Securities and Exchange Commission on September 11, 2009).

*(a)(2)	Form of Proxy Card for Hiland Partners, LP unitholders (attached to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Partners GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

*(a)(4)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 20, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 20, 2009).

*(a)(5)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 26, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 26, 2009).

*(a)(6)
Amendment No. 1, dated October 26, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(7)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP on October 27, 2009 (incorporated by reference to Exhibit 99.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(8)	Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated November 3, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A on November 4, 2009).

*(a)(9)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 9, 2009).

*(a)(10)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 18, 2009).

*(a)(11)	Form of Proxy Card for Hiland Partners, LP unitholders (attached to the Joint Proxy Statement Supplement filed herewith as Exhibit (a)(10)).

(a)(12)	Joint press release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated December 4, 2009.

*(c)(1)	Opinion of Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC, dated June 1, 2009 (included as Annex C of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008.

*(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008.

*(c)(4)	Presentation materials prepared by Wells Fargo Securities, LLC, dated December 18, 2008.

*(c)(5)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 5, 2008.

*(c)(6)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 8, 2009.

*(c)(7)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 9, 2009.

*(c)(8)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 21, 2009.

*(c)(9)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009.

*(c)(10)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009.

*(c)(11)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 13, 2009.

Exhibit No.	Description

*(c)(12)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009.

*(c)(13)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009.

*(c)(14)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009.

*(c)(15)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009.

*(c)(16)	Presentation materials prepared by Wells Fargo Securities, LLC, dated April 16, 2009.

*(c)(17)	Materials presented by Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC on June 1, 2009.

*(c)(18)	Materials presented by Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC on November 3, 2009.

*(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC and Hiland Partners, LP (included as Annex A of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(d)(2)	Hiland Partners funding commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

*(d)(3)	Hiland Partners Support Agreement, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

*(d)(4)
Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Partners, LP’s Current Report on Form 8-K filed on November 4, 2009).

*(d)(5)
Amendment No. 1, dated November 3, 2009, to the funding commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Partners, LP merger)(incorporated by reference to Exhibit 2.2 to Hiland Partners, LP’s Current Report on Form 8-K filed on November 4, 2009).

(f)	None.

(g)	None.

*   Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2009	HILAND PARTNERS, LP

	By:	Hiland Partners GP, LLC, its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: December 4, 2009	HILAND PARTNERS GP, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: December 4, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC, its general partner

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: December 4, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: December 4, 2009	HLND MERGERCO, LLC

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	President

Dated: December 4, 2009	HH GP HOLDING, LLC

	By:	/s/ Harold Hamm
	Name:	Harold Hamm
	Title:	Sole Member

Dated: December 4, 2009	HAROLD HAMM DST TRUST

	By:	/s/ Bert Mackie
	Name:	Bert Mackie
	Title:	Trustee

Dated: December 4, 2009	HAROLD HAMM HJ TRUST

	By:	/s/ Bert Mackie
	Name:	Bert Mackie
	Title:	Trustee

Dated: December 4, 2009	HAROLD HAMM

/s/ Harold Hamm

Harold Hamm

Dated: December 4, 2009	JOSEPH L. GRIFFIN

/s/ Joseph L. Griffin

Joseph L. Griffin

Dated: December 4, 2009	MATTHEW S. HARRISON

/s/ Matthew S. Harrison

Matthew S. Harrison

Dated: December 4, 2009	BERT MACKIE

/s/ Bert Mackie

Bert Mackie

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)	Definitive Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Definitive Proxy Statement filed with the Securities and Exchange Commission on September 11, 2009).

*(a)(2)	Form of Proxy Card for Hiland Partners, LP unitholders (attached to the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Partners GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

*(a)(4)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 20, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 20, 2009).

*(a)(5)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated October 26, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A filed on October 26, 2009).

*(a)(6)
Amendment No. 1, dated October 26, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(7)
Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP on October 27, 2009 (incorporated by reference to Exhibit 99.1 of the materials filed under cover of Schedule 14A filed on October 27, 2009).

*(a)(8)	Joint Press Release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated November 3, 2009 (incorporated by reference to the materials filed under cover of Schedule 14A on November 4, 2009).

*(a)(9)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 9, 2009).

*(a)(10)	Joint Proxy Statement Supplement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Proxy Statement Supplement, as filed on Schedule 14A with the Securities Exchange Commission on November 18, 2009).

*(a)(11)	Form of Proxy Card for Hiland Partners, LP unitholders (attached to the Joint Proxy Statement Supplement filed herewith as Exhibit (a)(10)).

(a)(12)	Joint press release issued by Hiland Partners, LP and Hiland Holdings GP, LP, dated December 4, 2009.

*(c)(1)	Opinion of Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC, dated June 1, 2009 (included as Annex C of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

*(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008.

*(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008.

*(c)(4)	Presentation materials prepared by Wells Fargo Securities, LLC, dated December 18, 2008.

*(c)(5)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 5, 2008.

*(c)(6)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 8, 2009.

*(c)(7)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 9, 2009.

*(c)(8)	Presentation materials prepared by Wells Fargo Securities, LLC, dated January 21, 2009.

*(c)(9)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009.

*(c)(10)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 3, 2009.

*(c)(11)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 13, 2009.

*(c)(12)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009.

*(c)(13)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 16, 2009.

*(c)(14)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009.

*(c)(15)	Presentation materials prepared by Wells Fargo Securities, LLC, dated March 17, 2009.

*(c)(16)	Presentation materials prepared by Wells Fargo Securities, LLC, dated April 16, 2009.

*(c)(17)	Materials presented by Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC on June 1, 2009.

*(c)(18)	Materials presented by Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC on November 3, 2009.

*(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC and Hiland Partners, LP (included as Annex A of the Definitive Proxy Statement filed herewith as Exhibit (a)(1)).

Exhibit No.	Description

*(d)(2)	Hiland Partners funding commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

*(d)(3)	Hiland Partners Support Agreement, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

*(d)(4)
Amendment No. 2, dated November 3, 2009, to the Agreement and Plan of Merger, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.1 to Hiland Partners, LP’s Current Report on Form 8-K filed on November 4, 2009).

*(d)(5)
Amendment No. 1, dated November 3, 2009, to the funding commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (related to the Hiland Partners, LP merger)(incorporated by reference to Exhibit 2.2 to Hiland Partners, LP’s Current Report on Form 8-K filed on November 4, 2009).

(f)	None.

(g)	None.

* Previously filed.